Exhibit 4.2
DESCRIPTION OF EQUITY SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT
Eastern Bankshares, Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, par value $0.01 per share (the “Common Stock”). The Company’s Common Stock is traded on the NASDAQ Global Select Market under the symbol “EBC.”
The following is a description of the material terms and provisions of the Company’s Common Stock. It may not contain all the information that is important to you. Therefore, you should read the Company’s articles of organization and bylaws, which are exhibits to the Annual Report on Form 10-K to which this description is an exhibit.
General
The Company is authorized to issue up to 1,000,000,000 shares of Common Stock and up to 50,000,000 shares of preferred stock, no par value per share. Each share of Common Stock has the same relative rights as, and is identical in all respects to, each other share of Common Stock. All of the shares of Common Stock that are issued and outstanding as of date of the Annual Report on Form 10-K to which this description is an exhibit are duly authorized, fully paid and nonassessable.
The shares of Common Stock represent nonwithdrawable capital, are not an account of an insurable type, and are not insured by the Federal Deposit Insurance Corporation or any other government agency.
Dividends
Holders of Common Stock are entitled to receive and share equally in such dividends as the Company’s Board of Directors may declare out of funds legally available for such payments. If the Company issues preferred stock, holders of such stock may have a priority over holders of Common Stock with respect to the payment of dividends. State and federal laws and regulations place limitations on the payment of dividends. The Company may not declare or pay a cash dividend on, or repurchase any of, its capital stock if the effect thereof would cause its net worth to reduce below (i) the amount required for the liquidation account or (ii) the regulatory capital requirements of the Company (to the extent applicable).
Voting Rights
The holders of Common Stock have exclusive voting rights in the Company. They elect the Company’s Board of Directors and act on other matters as are required to be presented to them under Massachusetts law or as are otherwise presented to them by the Board of Directors. Generally, each holder of Common Stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of Common Stock, however, will generally not be entitled or permitted to vote any shares of Common Stock held in excess of the 10% limit. Specifically, through October 14, 2023, if any person exceeds this 10% beneficial ownership threshold, shares in excess of 10% will not be counted as shares entitled to vote. After October 14, 2023, the beneficial owners of shares in excess of the 10% threshold will be entitled to cast only one one-hundredth (1/100) of a vote per share for each share in excess of the 10% threshold.
If the Company issues shares of preferred stock, holders of the preferred stock may also possess voting rights.
Certain matters require the approval of holders of 80% of the shares of Common Stock then outstanding; provided, however, that if the Board of Directors recommends, by the affirmative vote of two-thirds of the Independent Directors (as that term is defined in the articles or organization) then in office at a duly constituted meeting of the Board of Directors, that shareholders approve such matter at such meeting of shareholders, such matter shall require only the affirmative vote of a majority of the total votes eligible to be cast.

Exhibit 4.2
The holders of the Common Stock do not have direct control of Eastern Bank. As a Massachusetts-chartered stock bank, corporate powers and control of Eastern Bank, the Company’s principal subsidiary, are vested in its Board of Directors, who elect the officers of Eastern Bank and who fill any vacancies on the Board of Directors. Voting rights of Eastern Bank are vested exclusively in the owner of the shares of capital stock of Eastern Bank, which is the Company, and voted at the direction of the Company’s Board of Directors.
Liquidation
In the event of any liquidation, dissolution or winding up of Eastern Bank, the Company, as the holder of 100% of Eastern Bank’s capital stock, would be entitled to receive all assets of Eastern Bank available for distribution, after payment or provision for payment of all debts and liabilities of Eastern Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders (as those terms are defined in the Company’s prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(3) on August 18, 2020). In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities (including payments with respect to its liquidation account), all of the assets of the Company available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the Common Stock in the event of liquidation or dissolution.
Preemptive Rights
Holders of Common Stock will not be entitled to preemptive rights with respect to any shares that may be issued. The Common Stock is not subject to redemption or sinking fund provisions.
Sole and Exclusive Forum
The Company’s articles of organization provide that state and federal courts located in Massachusetts will be the exclusive forum for substantially all disputes between us and our shareholders. Specifically, unless the Company otherwise consents in writing to the selection of an alternative forum, the Business Litigation Session of the Suffolk County Superior Court (the “BLS”) in general is the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of a fiduciary duty, any action asserting a claim arising pursuant to any provision of Massachusetts corporate law, or any action asserting a claim governed by the internal affairs doctrine. The Company’s articles of organization further provide that the BLS will have exclusive jurisdiction, unless the BLS does not have subject matter jurisdiction, in which case a state court located within Massachusetts or, if no state court located within Massachusetts has subject matter jurisdiction, the United States District Court for the District of Massachusetts will have exclusive jurisdiction.
For any claim arising under the Securities Act of 1933 or the rules and regulations thereunder, the Company’s articles of organization provide that the United States District Court for the District of Massachusetts and the BLS (or if the BLS does not have subject matter jurisdiction, a state court located within Massachusetts), to the fullest extent permitted by law, will have concurrent jurisdiction for the resolution of such claim, unless the Company consents in writing to the selection of an alternative forum. The Company’s articles of organization also provide that the exclusive forum provision does not apply to any claim for which the federal courts have exclusive jurisdiction. Section 27 of the Securities Exchange Act of 1934 (the “Exchange Act”) creates exclusive federal jurisdiction over all suits brought to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder.